FORM C Electronic Signature on Behalf of IS3D, LLC.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

IS3D, LLC.

By: Thomas P. Robertson

_____ _T.P.R_

_____
Signature

Title: CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

_____Thomas P. Robertson_
Print Name
CEO, Principal Financial Officer/Treasurer,
Principal Accounting Officer/Comptroller

_T.P.R_

_____
Signature
CEO, Principal Financial Officer/Treasurer,
Principal Accounting Officer/Comptroller

1/11/17_____
Date

Certification of two (2) members of the Board of Directors:

___Thomas P. Robertson________________
Print Name

______[signature]__
Signature

1/11/17____________________________
Date

____Bob Pinckney____________________
Print Name

[signature]
Signature

____1/11/17________________________
Date